Exhibit 99.1

Acreage Obtains Final Order for Plan of Arrangement with Canopy Growth and Confirms Record Date for Acreage Shareholders Entitled to Receive the Option Premium

SMITHS FALLS, ON and NEW YORK, June 21, 2019 /CNW/ - Acreage Holdings, Inc. ("Acreage") (CSE:ACGR.U) (OTC: ACRGF) (FSE: 0ZV) and Canopy Growth Corporation ("Canopy Growth") (TSX: WEED) (NYSE: CGC) (together, the "Companies") are pleased to announce that Acreage has obtained a final order from the Supreme Court of British Columbia approving the previously announced arrangement under section 288 of the Business Corporations Act (British Columbia) with Canopy Growth (the "Arrangement").

Pursuant to the Arrangement, the Articles of Acreage will be amended to provide Canopy Growth with the option (the "Canopy Growth Call Option") to acquire all of the issued and outstanding shares in the capital of Acreage (each, an "Acreage Share"), with a requirement to do so upon a change in federal laws in the United States to permit the general cultivation, distribution and possession of marijuana (as defined in the relevant legislation) or to remove the regulation of such activities from the federal laws of the United States (the "Triggering Event"), subject to the satisfaction of the conditions set out in the arrangement agreement entered into between Acreage and Canopy Growth on April 18, 2019, as amended on May 15, 2019 (the "Arrangement Agreement"). Canopy Growth is permitted to waive the Triggering Event and intends to do so as soon as the policies of the New York Stock Exchange ("NYSE") and/or the Toronto Stock Exchange ("TSX") permit completion of the acquisition, provided that completion would not violate any third-party agreements, including those entered into by Canopy Growth with Constellation Brands, Inc.

Acreage and Canopy Growth anticipate implementing the Arrangement on or about June 27, 2019 (the "Initial Effective Date").  Holders of Acreage Shares and certain securities convertible or exchangeable into Class A subordinate voting shares of Acreage (the "Subordinate Voting Shares") as of the close of business on June 26, 2019, the business day immediately preceding the Initial Effective Date (the "Record Date"), will be entitled to receive their pro rata portion (on an as converted to Subordinate Voting Share basis) of US$300,000,000 (the "Option Premium") being paid by Canopy Growth to such persons as consideration for granting the Canopy Growth Call Option. It is expected that the Option Premium will be distributed to such holders of record on or before the third business day following the Initial Effective Date. Pursuant to the payment of the Option Premium, each holder of Acreage Shares and certain other eligible holders of securities exchangeable for Acreage Shares will receive approximately US$2.63 per Subordinate Voting Share (on an as converted to Subordinate Voting Share basis), with the final amount to be received by each holder determined based on the number of Subordinate Voting Shares into which all of the eligible securities would be converted at the close of business on the Record Date.

As previously announced, each of Acreage and Canopy Growth received all necessary shareholder approvals in connection with the Arrangement at their respective special shareholder meetings held on June 19, 2019.

Following completion of the Arrangement and upon the occurrence or waiver of the Triggering Event, Canopy Growth will exercise the Canopy Growth Call Option and, subject to the satisfaction or waiver of the conditions to closing set out in the Arrangement Agreement, acquire (the "Acquisition") each of the Subordinate Voting Shares (following the automatic conversion of the Class B proportionate voting shares and Class C multiple voting shares of Acreage into Subordinate Voting Shares) in exchange for the payment of 0.5818 of a common share of Canopy Growth (each whole common share, a "Canopy Growth Share") per Subordinate Voting Share (subject to adjustment in accordance with the terms of the Arrangement).

The Companies believe that the Acquisition will deliver significant benefits that will help accelerate the growth of Acreage across the United States powered by the expertise of the world's leading cannabis company. In turn, Canopy Growth shareholders will benefit from a national turnkey platform in the United States.

Additional Details

For more information about the Arrangement and the Acquisition please see the respective information circulars of each of Canopy Growth and Acreage dated May 17, 2019, which are available on Canopy Growth and Acreage's respective issuer profiles on SEDAR at www.sedar.com.

About Canopy Growth

Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 4.7 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com.

About Acreage

Headquartered in New York City, Acreage is the largest vertically integrated, multi-state owner of cannabis licenses and assets in the U.S. with respect to the number of states with cannabis related licenses, according to publicly available information. Acreage owns licenses to operate or has management services or consulting agreements in place with license holders to assist in operations in 20 states (including pending acquisitions) with a population of approximately 180 million Americans, and an estimated 2022 total addressable market of more than $17 billion in legal cannabis sales, according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience. Acreage's national retail store brand, The Botanist, debuted in 2018.

Forward-Looking Statement

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Companies or their respective subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. These forward-looking statements include, but are not limited to, statements with respect to the implementation of the Arrangement and the timing for its completion; the satisfaction of closing conditions to the Arrangement, including compliance by the Companies with various covenants contained in the Arrangement Agreement; the timing and outcome of the Acquisition; the intention of Canopy Growth to waive the Triggering Event as soon as the policies of the NYSE and/or the TSX permit completion of the Acquisition; the anticipated benefits of the Acquisition to the Companies and their respective securityholders; and the impact of the Acquisition and anticipated growth of the Companies.

Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the implementation of the Arrangement; the expected timing for payment of the Option Premium; the occurrence or waiver of the Triggering Event; the ability of the Companies to satisfy, in a timely manner, the conditions to closing following the occurrence or waiver of the Triggering Event; other expectations and assumptions concerning the Acquisition; and such risks contained in the management information circulars of Canopy Growth and Acreage dated May 17, 2019, in Canopy Growth's annual information form dated June 27, 2018 and in Acreage's annual information form dated April 24, 2019 and filed with Canadian securities regulators available on Canopy Growth and Acreage's respective issuer profiles on SEDAR at www.sedar.com. Readers are cautioned that the foregoing list of factors is not exhaustive.

In respect of the forward-looking statements and information concerning the anticipated benefits and completion of the Acquisition and the anticipated timing for completion of each of the Arrangement and the Acquisition, the Companies have provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time. Although the Companies believe that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Companies do not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

The Acquisition cannot close until the required regulatory approval is obtained. There can be no assurance that the Arrangement or the Acquisition, including the Triggering Event, will occur, or that it will occur on the terms and conditions contemplated in this news release. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Investors are cautioned that, except as disclosed in the management information circulars of Canopy Growth and Acreage dated May 17, 2019, any information released or received with respect to the Arrangement or the Acquisition may not be accurate or complete and should not be relied upon.

The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

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SOURCE Canopy Growth Corporation

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For further information: Canopy Growth Contact: Caitlin O'Hara, Media Relations, Caitlin.ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Acreage Contact, Howard Schacter, Vice President of Communications, h.schacter@acreageholdings.com, 646-600-9181; Investor Relations, Steve West, investors@acreageholdings.com, 646-600-9181

CO: Canopy Growth Corporation

CNW 16:01e 21-JUN-19